UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Implant Sciences Corporation
(Exact name of registrant as specified in its charter)

Massachusetts	001-14949	04-2837126
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

500 Research Drive, Unit 3, Wilmington, Massachusetts		01887
(Address of principal executive offices)		(Zip Code)

Roger P. Deschenes, (978) 752-1700 Chief Financial Officer
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒

Rule 13p-1 under the Security Exchange Act (17 CFR 240-13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01.

 Conflict Minerals Disclosure Report

Implant Sciences Corporation (“we”, “us” or “our”) has evaluated its products and has determined that tantalum, tin, tungsten and gold, collectively “Conflict Minerals”, as defined by the United States Securities and Exchange Commission, are necessary to the functionality or production of our products.  During the calendar year 2013, we contracted for the manufacture of products and component parts used in the manufacture of our products which contain conflict minerals.  Accordingly, we are filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook a reasonable country of origin inquiry in 2013 regarding conflict minerals used in our products.  That reasonable country of origin inquiry was designed to determine whether those conflict minerals contained in our products originated in the Democratic Republic of the Congo or an adjoining country, collectively “DRC” or arose from scrap or recycled sources that may have originated in the DRC.

We exercised due diligence regarding the source and chain of custody of our conflict minerals utilizing a nationally recognized due diligence framework.  Currently, we do not have sufficient information from our suppliers or other sources to determine the country origin of the conflict minerals in our products or identify the facilities used to process those conflict minerals.  Therefore, we are unable, after exercising due diligence, to determine whether our products that contain conflict minerals may have originated from the DRC.  As such, our products produced in calendar year 2013 are DRC Conflict Undeterminable.

A copy of our Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is also available at our website www.implantsciences.com under the heading “Investor Relations”.

Item 1.02. Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.02 hereto.

Section 2 – Exhibits

Item 2.01

Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Implant Sciences Corporation

	By:	/s/ Roger P. Deschenes
Roger P. Deschenes Vice President, Finance and Chief Financial Officer

Dated: June 2, 2014